MINT®

Statement of Financial Condition

Mint Brokers
December 31, 2025
With Report of Independent Registered Public Accounting
Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL
REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/25____ AND ENDING ____12/31/25____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MINT BROKERS

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Water Street, 10th Floor

(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hauf	646-346-6869	Jason.hauf@bgcg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

MINT BROKERS

2025 ANNUAL REPORT

TABLE OF CONTENTS

AFFIRMATION

I, Jason Hauf, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2025, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____

Jason W. Hauf
Chief Financial Officer

This filing** contains (check all applicable boxes):
- ☑ Statement of Financial Condition.
- ☑ Notes to Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☐ Notes to Financial Statements.
- ☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ Other: _____
- ☐ Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts Under 4D(F) of the Commodity Exchange Act.
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ☐ Computation of CFTC Minimum Net Capital Requirement.
- ☐ Schedule of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.
- ☐ Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.
- ☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Partners and Officers of Mint Brokers

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mint Brokers (the Partnership) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2008.

March 2, 2026

Mint Brokers

Statement of Financial Condition

December 31, 2025

(In Thousands)

Assets

Cash and cash equivalents	$	2,446
Other assets		63
Total assets	$	2,509

Liabilities, Subordinated Borrowings and Partners' Capital

Payables to related parties	$	53
Accounts payable and accrued liabilities		1
Total liabilities		54
Commitments and contingencies (Note 2)		
Subordinated borrowings		1,000
Partners' capital		
Limited partner		1,440
General partner		15
Total partners' capital		1,455
Total liabilities, subordinated borrowings and partners' capital	$	2,509

See notes to Statement of Financial Condition


Mint Brokers

Notes to Statement of Financial Condition

December 31, 2025

(In Thousands)


1. General and Summary of Significant Accounting Policies

Description of Business – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), a futures commissions merchant ("FCM") registered with the Commodity Futures Trading Commission ("CFTC") and member of the Securities Investor Protection Corporation ("SIPC"). The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, LLC, the Limited Partner (99%) and Mint Brokers Holdings II, LLC, the General Partner (1%), both of which are indirectly owned by BGC Group, Inc. (collectively with its subsidiaries, "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor").

Basis of Presentation – The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Statement of Financial Condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Income Taxes – The Partnership is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned directly by BGC. BGCP is an operating partnership, which is owned jointly by BGC and an affiliate of BGC and holds the U.S. Businesses of BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to entity level tax in various state and local jurisdictions. The income or loss attributable to the Partnership's operation is passed through to BGCP for tax purposes. The Partnership has not elected to push down and allocate current and deferred tax expense from BGCP in accordance with the requirements in Accounting Standards Codification ("ASC") 740, *Income Taxes*.

Segment Information – The Partnership currently operates in one reportable segment, financial services (see Note 8 — Segment Reporting for more information).

New Accounting Pronouncements – In October 2023, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") No. 2023-06*, Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative.* The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily

compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Partnership's Statement of Financial Condition.

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The standard improves financial reporting and responds to investor input that additional expense detail is fundamental to understanding the performance of an entity, assessing its prospects for future cash flows, and comparing its performance over time and with that of other entities. The new guidance requires public business entities to disclose in the notes to financial statements specified information about certain costs and expenses at each interim and annual reporting period, including the amounts of employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. Specified expenses, gains or losses that are already disclosed under existing U.S. GAAP will be required by the ASU to be included in the disaggregated income statement expense line item disclosures, and any remaining amounts will need to be described qualitatively. Separate disclosures of total selling expenses and an entity's definition of those expenses will also be required. The new guidance will become effective for the Partnership's Statement of Financial Condition issued for annual reporting periods beginning on January 1, 2027, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's Statement of Financial Condition.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The standard, which is optional, addresses challenges faced by stakeholders when applying ASC 326, *Financial Instruments—Credit Losses*, to current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, *Revenue from Contracts with Customers.* The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The new guidance can be adopted by the Partnership beginning on January 1, 2026, using a prospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's Statement of Financial Condition.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements*. Codification Improvements. The guidance clarifies, corrects errors in or makes other improvements to a variety of topics in the Codification that are intended to make it easier to understand and apply. The amendments apply to all reporting entities in the scope of the affected accounting guidance. The new guidance will become effective for the Partnership beginning on January 1, 2027, can be adopted using either a prospective or retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's Statement of Financial Condition.

2. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2025, no such claims or actions have been brought against the Partnership and therefore no reserves were recognized.

Legal reserves are established in accordance with the guidance in ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties – Revenues for the Partnership are primarily transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

3. Related Party Transactions

Cantor and BGC provide the Partnership with administrative services, clearing and settlement services, and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services.

The Partnership has a subordinated borrowing with an affiliate. See Note 7 – Subordinated Borrowings for further detail related to this transaction.

4. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the basic method, which requires that minimum net capital, be the greater of $250 or 6 2/3% of aggregate indebtedness. As a registered FCM, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk maintenance margin requirement or $1,000. As such, the CFTC's adjusted net capital is greater than the Rule 15c3-1's basic method minimum net capital requirement. At December 31, 2025, the Partnership had net capital of $2,355, which was $1,355 in excess of its required net capital.

The Partnership is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. The Partnership had $1,000 in subordinated borrowings as of the year ended December 31, 2025.

5. Off-Balance Sheet Risk

Guarantees

The Partnership has entered into non-financial guarantees on behalf of BGC. As a registered FCM, it acts as a guarantor of the obligations of BGC's foreign and domestic affiliates that transact in products governed by the CFTC, including the introduction of commodity, option, foreign futures and foreign options products. The Partnership's liability under these arrangements

is not quantifiable. However, the potential for the Partnership to be required to make payment under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's Statement of Financial Condition.

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a credit approval process to limit exposure to counterparty risk and employs monitoring to control the counterparty risk for the matched principal businesses.

The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk

The Partnership executes matched principal transactions by introducing a buyer and a seller in matching back-to-back trades and earns a fee from an affiliate for matching the trades. These transactions are then settled through a recognized settlement system or third-party clearing organization. Settlement typically occurs within one to three business days after the trade date.

Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Partnership generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position.

Operational Risk

In providing its array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

6. Subordinated Borrowings

The Partnership has a subordinated borrowing from BGCP of $1,000 as of December 31, 2025. The agreement provides for borrowings of up to $5,000. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2027. This borrowing is subordinated to the claims of general creditors, approved by FINRA and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

7. Segment Reporting

The Partnership offers its products and services in the Americas[1]. The Partnership's operations consist of one reportable segment, financial services, because the Partnership is managed on a consolidated basis. The primary activity of the Partnership's financial services segment is providing guarantees to certain affiliates. The Partnership also engages in transactions effected with an affiliate to fill a customer's order. As of December 31, 2025, the Partnership has identified BGC's Co-Chief Executive Officers as the chief operating decision maker ("CODM"). Net income is the measure of segment profit most consistent with U.S. GAAP that is regularly reviewed by the CODM to assess financial performance and allocate resources. In evaluating performance and making operating decisions, the CODM reviews net income to set budgets, evaluate margins, review financial results, and to make decisions regarding reinvesting in the business and pursuing other capital deployment activities. The Partnership's business is based on the products and services provided and reflects the manner in which financial information is evaluated by the CODM.

As of December 31, 2025, the Partnership had total assets of $2,509. See the Partnership's Statement of Financial Condition for more information.

8. Subsequent Events

The Partnership has evaluated subsequent events through the date the Statement of Financial Condition were issued. There have been no material subsequent events that would require recognition in the Statement of Financial Condition or disclosure in the notes to the Statement of Financial Condition.

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[1] Defined as the United States and other countries included in North America and South America.